Exhibit 99.1

Nebius Group announces closings of its public offering of Class A ordinary shares and concurrent private offering of convertible senior notes, with aggregate gross proceeds to date of approximately $4.2 billion

Amsterdam, September 15, 2025—Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS), a leading AI infrastructure company, today announced the closing of its previously announced underwritten public offering of 10,810,811 Class A ordinary shares at an offering price of $92.50 per Class A share. The underwriters of such offering have a 30-day option (starting from September 10, 2025) to purchase up to an additional 1,621,621 Class A shares at the offering price, less underwriting discounts and commissions. The Company also announced the closing of its previously announced offering of convertible senior notes, in two series: 1.00% convertible notes due 2030 (the “2030 Notes”) and 2.75% convertible notes due 2032 (the “2032 Notes”, and together with the 2030 Notes, the “Notes”), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The initial purchasers exercised the option to purchase additional Notes for settlement at closing. Accordingly, the aggregate principal amount of each series of Notes is approximately $1.58 billion, and the total aggregate original principal amount of the Notes is approximately $3.16 billion.

As previously stated, the Company expects to finance the capital expenditures associated with its recently announced agreement to provide AI infrastructure to Microsoft through a combination of cash flows under the arrangement and the issuance of debt secured against the contract and related infrastructure, at terms that reflect the credit quality of the counterparty. The Company anticipates that it will use some of the proceeds of such financing, once secured, together with the proceeds of the Class A shares and Notes offerings closed today, to finance the continuing growth of its business, including the acquisition of additional compute power and hardware, securing strategic high-quality and well-located land plots with reliable providers, the expansion of its data center footprint, and for general corporate purposes.

Public Offering of Class A Shares

Goldman Sachs & Co. LLC acted as lead book-running manager for the offering of Class A shares. Morgan Stanley, BofA Securities and Citigroup acted as additional book-running managers.

The Class A shares have been offered by the Company pursuant to its automatically effective shelf registration statement on Form F-3ASR filed with the U.S. Securities Exchange Commission (the “SEC”) on May 2, 2025, by means of a final prospectus supplement and an accompanying prospectus. A copy of the final prospectus supplement and the accompanying prospectus relating to the public offering has been filed with the SEC and may be obtained for free on the SEC’s website at http://www.sec.gov or by contacting the offices of Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or email at prospectus-ny@ny.email.gs.com; the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by email at prospectus@morganstanley.com; the offices of BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attention: Prospectus Department, by email at dg.prospectus_requests@bofa.com; or the offices of Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at prospectus@citi.com.

Private Offering of Convertible Senior Notes

Information about the terms of the Notes can be found in the Company’s Report on Form 6-K filed with the SEC on September 11, 2025.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer, if at all, for any Class A shares of the Company will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement.

About Nebius Group

Nebius Group is a technology company building full-stack infrastructure to service the high-growth global AI industry. Headquartered in Amsterdam and listed on Nasdaq, Nebius Group has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s AI-native cloud platform has been built for intensive AI workloads. With a full stack of purposefully designed and tuned proprietary software and hardware designed in-house, Nebius Group gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models and applications.

Nebius Group also has additional businesses that operate under their own distinctive brands:

●	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

●	TripleTen — a leading edtech player in the US and certain other markets, re-skilling people for careers in tech.

Nebius Group also holds equity stakes in other businesses including ClickHouse and Toloka.

Contacts

Investor Relations askIR@nebius.com

Media Relations media@nebius.com

Disclaimer

The Company has filed a registration statement (including a prospectus) with the SEC for the offering of the Company’s Class A shares to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Company’s investor relations website and on the SEC website at https://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering of the Company’s Class A shares will arrange to send you the prospectus if you request it by emailing at prospectus-ny@ny.email.gs.com, prospectus@morganstanley.com or dg.prospectus_requests@bofa.com or prospectus@citi.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market conditions, our ability to build our businesses to the desired scale, competitive pressures, technological developments, our ability to secure and retain clients, our ability to secure additional capital to accommodate the growth of the business, unpredictable sales cycles, potential pricing pressures, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025. All information in this press release is as of September 15, 2025 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.